082-03871

SUPPL

IMPULSE

dle 5/28

KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500
ISIN: DE0006335003

Wir laden unsere Aktionäre zur
29. ordentlichen Hauptversammlung ein,
die am Mittwoch, den 17. Juni 2009, 14.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9,
stattfindet (Einlass ab 13.00 Uhr).

Tagesordnung

1. Vorlage des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses mit den Lageberichten der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2008, des Berichts des Aufsichtsrats über das Geschäftsjahr 2008 sowie des erläuternden Berichts zu den Angaben nach §§ 289 Abs. 4, 315 Abs. 4 HGB

Die genannten Unterlagen können in den Geschäftsräumen der KRONES Aktiengesellschaft (Böhmerwaldstr. 5, 93073 Neutraubling) und im Internet unter www.krones.com eingesehen werden.

2. Beschlussfassung über die Gewinnverwendung

Vorstand und Aufsichtsrat schlagen vor, den nach Einstellung von € 35.000.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 Satz 1 AktG verbleibenden Bilanzgewinn des Geschäftsjahres 2008 in Höhe von € 37.025.676,78 wie folgt zu verwenden:

■ Dividende € 0,60 je dividendenberechtigter Stückaktie	18.154.843,20
■ Einstellung in andere Gewinnrücklagen	18.000.000,00
■ Vortrag auf neue Rechnung	870.833,58
■ Bilanzgewinn	37.025.676,78

3. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2008

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2008 Entlastung zu erteilen.

4. Beschlussfassung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 2008

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2008 Entlastung zu erteilen.

5. Aufsichtsratswahlen

Der Aufsichtsrat der Gesellschaft setzt sich nach §§ 96 Abs. 1, 101 Abs. 1 AktG und §§ 1 Abs. 1, 7 Abs. 1 Satz 1 Nr. 1 MitbestG zusammen.

Die Amtszeit für das Aufsichtsratsmitglied Dr. Alexander Nerz endet mit Ablauf der Hauptversammlung. Ferner wird der Aufsichtsratsvorsitzende Herr Dr. Lorenz Raith sein Mandat vorzeitig aus Altersgründen mit Wirkung zum Ablauf der Hauptversammlung 2009 beenden.

Der Aufsichtsrat schlägt vor

Herrn Dr. Alexander Nerz, Rechtsanwalt, München

Herrn Philipp Graf von und zu Lerchenfeld, MdL, Dipl.-Ing. agr., Köfering

jeweils für eine höchstzulässige Amtszeit als Aufsichtsratsmitglieder der Aktionäre in den Aufsichtsrat zu wählen.

Die Hauptversammlung ist an Wahlvorschläge nicht gebunden.

6. Beschlussfassung über die Ermächtigung zum Erwerb und zur Verwendung eigener Aktien

§ 71 Abs. 1 Nr. 8 AktG eröffnet der Gesellschaft die Möglichkeit, aufgrund einer höchstens 18 Monate geltenden, durch die Hauptversammlung unter Einhaltung der gesetzlichen Vorgaben erteilten Ermächtigung eigene Aktien bis zu dem in der Ermächtigung niedergelegten Anteil am Grundkapital, der jedoch 10 % nicht übersteigen darf, zu erwerben. Durch Beschluss der Hauptversammlung der Gesellschaft vom 18.06.2008 (Tagesordnungspunkt 5) ist die Gesellschaft bereits ermächtigt worden, unter näherer Vorgabe dieses Beschlusses eigene Aktien der Gesellschaft bis zu insgesamt 10 % des derzeitigen Grundkapitals unter Beachtung des § 71 Abs. 2 AktG für diese zu erwerben und zu verkaufen bzw. mit Zustimmung des Aufsichtsrats einzuziehen. Diese Ermächtigung wird am 17.12.2009, d. h. vor dem Termin der Hauptversammlung im Jahr 2010, auslaufen. Die Gesellschaft soll mit dem folgenden Beschluss erneut für 18 Monate ermächtigt werden, eigene Aktien zu erwerben und entsprechend dem Beschluss zu verwenden.

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

a) Die Gesellschaft wird gem. § 71 Abs. 1 Nr. 8 AktG ermächtigt, eigene Aktien bis zu insgesamt 10 % des derzeitigen Grundkapitals unter Einhaltung der gesetzlichen Vorgaben und der Vorgaben dieses Beschlusses zu erwerben.

b) Die Ermächtigung kann ganz oder in Teilbeträgen, einmalig oder mehrmals, in Verfolgung eines oder mehrerer Zwecke durch die Gesellschaft, durch ihre Konzernunternehmen oder für ihre oder deren Rechnung durch Dritte ausgeübt werden.

   Die Ermächtigung wird mit Beschlussfassung durch die Hauptversammlung wirksam und gilt bis zum Ablauf des 16.12.2010. Die in der Hauptversammlung der Gesellschaft vom 18.06.2008 (TOP 5) beschlossene Ermächtigung endet mit Wirksamkeit dieser neuen Ermächtigung.

   Die aufgrund dieser Ermächtigung erworbenen eigenen Aktien dürfen zusammen mit anderen Aktien der Gesellschaft, welche die Gesellschaft bereits erworben hat oder noch besitzt, oder die ihr nach den §§ 71 a ff. AktG zuzurechnen sind, zu keinem Zeitpunkt 10 % des Grundkapitals der Gesellschaft überschreiten. Die Ermächtigung darf nicht zum Zwecke des Handels in eigenen Aktien ausgenutzt werden.

c) Der Erwerb erfolgt nach Wahl des Vorstands (1) über die Börse oder (2) mittels eines öffentlichen Kaufangebots bzw. mittels einer öffentlichen Aufforderung zur Abgabe eines solchen Angebots.

   (1) Erfolgt der Erwerb der Aktien direkt über die Börse, darf der gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den am Börsenhandelstag ermittelten Eröffnungskurs im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse um nicht mehr als 10 % überschreiten und um nicht mehr als 10 % unterschreiten.

   (2) Erfolgt der Erwerb über ein öffentliches Kaufangebot bzw. eine öffentliche Aufforderung zur Abgabe eines Kaufangebots, dürfen der gebotene Kaufpreis oder die Grenzwerte der Kaufpreisspanne je Aktie (ohne Erwerbsnebenkosten) den Eröffnungskurs im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse am dritten Börsenhandelstag vor dem Tag der öffentlichen Ankündigung des Angebots bzw. der öffentlichen Aufforderung zur Abgabe eines Kaufangebots (der »maßgebliche Kurs«) um nicht mehr als 20 % überschreiten und um nicht mehr als 20 % unterschreiten. Ergeben sich nach der Veröffentlichung eines öffentlichen Kaufangebots bzw. der öffentlichen Aufforderung

zur Abgabe eines Kaufangebots erhebliche Abweichungen vom maßgeblichen Kurs, so kann das Angebot bzw. die Aufforderung zur Abgabe eines solchen Angebots angepasst werden. In diesem Fall wird der maßgebliche Kurs nach dem entsprechenden Kurs am letzten Börsenhandelstag vor der öffentlichen Ankündigung einer etwaigen Anpassung bestimmt. Das Kaufangebot bzw. die Aufforderung zur Abgabe eines solchen Angebots kann weitere Bedingungen vorsehen. Sofern das Kaufangebot überzeichnet ist bzw. im Falle einer Aufforderung zur Abgabe eines Angebots von mehreren gleichwertigen Angeboten nicht sämtliche angenommen werden, muss die Annahme nach Quoten erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück zum Erwerb angebotener Aktien je Aktionär kann vorgesehen werden.

d) Der Vorstand wird ermächtigt, Aktien der Gesellschaft, die aufgrund dieser Ermächtigung erworben werden, zu allen gesetzlich zugelassenen Zwecken, insbesondere auch wie folgt zu verwenden:

(1) Die Aktien können gegen Sachleistung veräußert werden, insbesondere im Zusammenhang mit Unternehmenszusammenschlüssen oder dem Erwerb von Unternehmen, Unternehmensteilen oder Unternehmensbeteiligungen.

(2) Die Aktien können in anderer Weise als über die Börse veräußert werden, wenn die Aktien zu einem Preis veräußert werden, der den Börsenkurs der Aktie der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

(3) Die Aktien können eingezogen werden, ohne dass die Einziehung oder die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

e) Die Ermächtigungen unter lit. d) können einmalig oder mehrmals, einzeln oder gemeinsam, ganz oder in Teilen ausgenutzt werden.

f) Ein Bezugsrecht der Aktionäre auf diese eigenen Aktien wird insoweit ausgeschlossen, wie diese Aktien gemäß der vorstehenden Ermächtigung unter lit. d) (1) und/oder (2) verwendet werden.

g) Auf die eigenen Aktien, die die Gesellschaft aufgrund der Ermächtigungen der vorangegangenen Hauptversammlungen bereits erworben hat, finden die Ermächtigungen unter lit. d) sowie die Regelungen unter lit. e) und f) Anwendung.

Bericht des Vorstands über den Ausschluss des Bezugsrechts in Tagesordnungspunkt 6

Der KRONES Aktiengesellschaft soll auch in der diesjährigen Hauptversammlung wieder die in § 71 Abs. 1 Nr. 8 AktG eröffnete Möglichkeit gegeben werden, eigene Aktien zu den gesetzlich zulässigen Zwecken zu erwerben und zu veräußern bzw. einzuziehen.

Neben dem Erwerb über die Börse soll die Gesellschaft auch die Möglichkeit erhalten, eigene Aktien durch ein öffentliches, an die Aktionäre der Gesellschaft zu richtendes Kaufangebot oder durch die öffentliche Aufforderung zur Abgabe eines solchen Angebots zu erwerben. Bei der öffentlichen Aufforderung zur Abgabe eines Angebots können die Adressaten der Aufforderung entscheiden, wie viele Aktien und, falls in der öffentlichen Aufforderung zu Abgabe eines Angebots eine Preisspanne angegeben ist, zu welchem innerhalb dieser Preisspanne liegenden Preis sie diese der Gesellschaft anbieten möchten. Sofern ein öffentliches Kaufangebot überzeichnet ist bzw. im Falle einer Aufforderung zur

Abgabe eines Angebots von mehreren gleichwertigen Angeboten nicht sämtliche angenommen werden können, muss die Annahme nach Quoten erfolgen. Hierbei soll es jedoch möglich sein, eine bevorrechtigte Annahme kleiner Offerten oder kleiner Teile von Offerten bis zu maximal 100 Stück Aktien je Aktionär vorzusehen. Diese Möglichkeit dient dazu, gebrochene Beträge bei der Festlegung der zu erwerbenden Quoten und kleine Restbestände zu vermeiden und damit die technische Abwicklung zu erleichtern.

Die Verwendung der erworbenen eigenen Aktien soll in sämtlichen folgenden Fällen unter Ausschluss eines Bezugsrechts der Aktionäre erfolgen können:

Der Beschlussvorschlag enthält die Ermächtigung des Vorstands, die erworbenen eigenen Aktien gegen Sachleistung unter Ausschluss eines Bezugsrechts der Aktionäre zu veräußern. Die Gesellschaft wird dadurch in die Lage versetzt, eigene Aktien als Gegenleistung insbesondere im Rahmen von Unternehmenszusammenschlüssen oder im Zusammenhang mit dem Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen anbieten zu können. In solchen Transaktionen wird nicht selten die Gegenleistung in Form von Aktien bevorzugt. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft den notwendigen Handlungsspielraum geben, sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen schnell und flexibel sowohl national als auch auf internationalen Märkten ausnutzen zu können. Dem trägt der vorgeschlagene Ausschluss eines Bezugsrechts Rechnung. Bei der Festlegung der Bewertungsrelationen wird der Vorstand darauf achten, dass die Interessen der Aktionäre angemessen gewahrt werden. Der Vorstand wird sich bei der Bemessung des Werts der als Gegenleistung gewährten Aktien am Börsenpreis der Aktien der Gesellschaft orientieren. Eine schematische Anknüpfung an einen Börsenpreis ist hierbei nicht vorgesehen, insbesondere um einmal erzielte Verhandlungsergebnisse nicht durch Schwankungen des Börsenpreises in Frage zu stellen. Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht.

Die vorgeschlagene Ermächtigung sieht auch vor, dass die erworbenen eigenen Aktien in anderer Weise als über die Börse durch den Vorstand veräußert werden können, sofern in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG der Verkaufspreis den Börsenkurs der Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Diese Voraussetzung trägt dem Gedanken des Verwässerungsschutzes der Aktionäre Rechnung. Die endgültige Festlegung des Veräußerungspreises für die eigenen Aktien geschieht zeitnah vor der Veräußerung. Der Vorstand wird einen eventuellen Abschlag vom Börsenpreis nach den zum Zeitpunkt der Platzierung vorherrschenden Marktbedingungen möglichst niedrig bemessen. Diese Ermächtigung versetzt den Vorstand in die Lage, das Eigenkapital der Gesellschaft unter Wahrung der Belange der Aktionäre flexibel an die jeweiligen geschäftlichen Erfordernisse anzupassen, kurzfristig auf günstige Börsensituationen reagieren zu können und insbesondere Aktien gezielt an Kooperationspartner auszugeben.

Schließlich soll der Vorstand die erworbenen eigenen Aktien auch ohne erneuten Beschluss der Hauptversammlung einziehen können.

Die aufgeführten Möglichkeiten und damit der Ausschluss des Bezugsrechts der Aktionäre sollen auch auf diejenigen eigenen Aktien Anwendung finden, die die Gesellschaft aufgrund der Ermächtigungen durch die vorangegangenen Hauptversammlungen bereits erworben hat und noch hält.

Der Vorstand wird der Hauptversammlung jeweils Bericht über eine Ausnutzung der Ermächtigung erstatten.

7. Beschlussfassung über die Änderung von § 16 der Satzung der Gesellschaft

Bisher konnten Hauptversammlungen der Gesellschaft gemäß § 16 der Satzung ausschließlich am Sitz der Gesellschaft oder an einem deutschen Börsenplatz stattfinden. § 16 der Satzung (Ort der Hauptversammlung) lautet derzeit wie folgt: »Die Hauptversammlung findet am Sitz der Gesellschaft oder einem deutschen Börsenplatz statt.«

Um im Hinblick auf die Bestimmung des Ortes der Hauptversammlung flexibler zu sein, soll die Hauptversammlung künftig auch in Regensburg stattfinden können. § 16 der Satzung soll entsprechend geändert werden.

Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:

§ 16 der Satzung (Ort der Hauptversammlung) wird geändert und lautet künftig wie folgt:

»§ 16 Ort der Hauptversammlung
Die Hauptversammlung findet nach Wahl des Einberufenden am Sitz der Gesellschaft, an einem deutschen Börsenplatz oder in Regensburg statt«

8. Beschlussfassung zum Ausschluss von Mitteilungspflichten gemäß § 27a des Gesetzes über den Wertpapierhandel

Gemäß Artikel 1 Nr. 4 des Gesetzes zur Begrenzung der mit Finanzinvestitionen verbundenen Risiken (Risikobegrenzungsgesetz) vom 12.08.2008 wurde mit Wirkung ab 31.05.2009 ein neuer § 27a in das Gesetz über den Wertpapierhandel (WpHG) eingefügt, der unter Absatz 1 Mitteilungspflichten für Inhaber wesentlicher Beteiligungen an Emittenten, für die die Bundesrepublik Deutschland Herkunftsstaat ist, und unter Absatz 2 korrespondierend für den Emittenten eine Verpflichtung zur Veröffentlichung der mitgeteilten Informationen vorsieht. Gemäß § 27a Abs. 3 WpHG kann die Satzung eines Emittenten mit Sitz im Inland vorsehen, dass § 27a Abs. 1 WpHG keine Anwendung findet. Von dieser Möglichkeit soll Gebrauch gemacht werden.

Vorstand und Aufsichtsrat schlagen deshalb vor, folgenden Beschluss zu fassen:

Die Satzung der Gesellschaft wird um einen neuen § 5a »Mitteilungspflichten« mit folgendem Wortlaut ergänzt:

»§ 5a Mitteilungspflichten
§ 27a Abs. 1 des Gesetzes über den Wertpapierhandel (WpHG) findet keine Anwendung.«

9. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2009

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2009 zu bestellen.

Teilnahme an der Hauptversammlung

Das Grundkapital der Gesellschaft beträgt im Zeitpunkt der Veröffentlichung dieser Einberufung der Hauptversammlung im elektronischen Bundesanzeiger EUR 40.000.000,00. Es ist eingeteilt in 31.593.072 nennwertlose Stückaktien. Jede Stückaktie gewährt in der Hauptversammlung eine Stimme. Die Gesellschaft hält 1.335.000 eigene Aktien. Die 31.593.072 Stückaktien gewähren damit im Zeitpunkt der Einberufung der Hauptversammlung insgesamt 30.258.072 Stimmen.

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen. Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Tages vor der Hauptversammlung zu beziehen. Der Nachweis und die Anmeldung müssen der Gesellschaft spätestens am siebten Tage vor der Hauptversammlung unter folgender Adresse zugehen:

KRONES Aktiengesellschaft
c/o Commerzbank AG
ZTM B 3.2.4 General Meetings/Proxy Voting
60261 Frankfurt am Main
Fax: 069 136 26351
E-Mail: ZTMB-HV-Eintrittskarten@Commerzbank.com

Bei der Fristberechnung ist der Tag der Versammlung nicht mitzurechnen. Fällt der letzte Tag der Frist auf einen Samstag, Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten allgemeinen Feiertag, so ist der Zugang des Nachweises und der Anmeldung noch bis zum Ablauf des nächsten darauf folgenden Werktages ausreichend, wobei ein Samstag nicht als Werktag zählt.

Vertretung

Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen können oder möchten, können sich durch einen Bevollmächtigten, z. B. durch ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl vertreten lassen.

Ein Formular für Erteilung einer Vollmacht befindet sich auf der Rückseite der Eintrittskarte, die den Aktionären nach der oben beschriebenen form- und fristgerechten Anmeldung übermittelt wird.

Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung noch eine andere in § 135 Abs. 9 AktG oder in § 135 Abs. 12 AktG in Verbindung mit § 125 Abs. 5 AktG genannte Person bevollmächtigt wird, muss der Bevollmächtigte seine Vollmacht in Schriftform, in elektronischer Form gemäß § 126a BGB oder in Form eines ausgedruckten Telefaxes nachweisen.

Wird ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere in § 135 Abs. 9 AktG oder in § 135 Abs. 12 AktG in Verbindung mit § 125 Abs. 5 AktG genannte Person bevollmächtigt, besteht ein Formerfordernis weder nach dem Gesetz noch nach der Satzung der Gesellschaft. Wir weisen jedoch darauf hin, dass in diesen Fällen die zu bevollmächtigenden Institutionen oder Personen möglicherweise eine besondere Form der Vollmacht verlangen, weil sie gemäß § 135 Abs. 2 Satz 4 AktG die Vollmacht nachprüfbar festhalten müssen.

Vertretung durch von der Gesellschaft benannte Stimmrechtsvertreter

Zusätzlich bietet die Gesellschaft ihren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Die notwendigen Unterlagen und Informationen erhalten die Aktionäre zusammen mit der Eintrittskarte. Die vollständig ausgefüllte und unterschriebene Vollmacht ist spätestens bis zum 16.06.2009 (eingehend) inklusive der Eintrittskarte an folgende Anschrift zu senden:

KRONES Aktiengesellschaft
Investor Relations
Böhmerwaldstraße 5
93073 Neutraubling

Vollmachten an die von der Gesellschaft benannten Stimmrechtsvertreter können darüber hinaus durch anwesende Aktionäre oder deren Vertreter auch während der Hauptversammlung erteilt werden.

Soweit von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden, müssen diesen in jedem Fall Weisungen für die Ausübung des Stimmrechts erteilt werden. Ohne diese Weisungen ist die Vollmacht ungültig. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen.

Anträge und Wahlvorschläge von Aktionären

Gegenanträge gegen einen Vorschlag von Vorstand und/oder Aufsichtsrat zu einem bestimmten Tagesordnungspunkt gemäß § 126 Abs. 1 AktG oder Wahlvorschläge gem. § 127 AktG sind ausschließlich zu richten an:

KRONES Aktiengesellschaft
Investor Relations
Böhmerwaldstraße 5
93073 Neutraubling

Wahlvorschläge sowie mit Begründung versehene Gegenanträge, die jeweils spätestens zwei Wochen vor dem Tag der Hauptversammlung unter vorgenannter Adresse zugegangen sind, werden im Internet unter www.krones.com unverzüglich zugänglich gemacht. Anderweitig adressierte Anträge werden nicht berücksichtigt. Eventuelle Stellungnahmen der Verwaltung werden ebenfalls unter dieser Internetadresse veröffentlicht.

Neutraubling, im Mai 2009

KRONES Aktiengesellschaft
Der Vorstand

KRONES AG
Konzernkommunikation
Böhmerwaldstraße 5
93073 Neutraubling
Deutschland

Telefon +49 9401 703258
Telefax +49 9401 703496
E-Mail investor-relations@krones.de
Internet www.krones.com


B8
A3
München
Passau
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
Walhallastraße
Osttangente

KRONES AG
Hauptversammlung
am 17. Juni 2009

Stadthalle Neutraubling
Regensburger Straße 9
93073 Neutraubling